Exhibit 99.2

Bilibili Inc. to Hold Extraordinary General Meeting on October 28, 2026

SHANGHAI, September 25, 2026 (GLOBE NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today published a circular (the “EGM Circular”) to provide shareholders with information on the proposals that will be put forward at the Company’s upcoming extraordinary general meeting of the shareholders (the “EGM”) for shareholders’ approval and a notice of the EGM (the “EGM Notice”). The EGM will be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, on October 28, 2026 at 4:30 p.m. (Beijing time). The EGM Circular, the EGM Notice and the form of proxy for the EGM are available on the Company’s investor relations website at http://ir.bilibili.com.

At the EGM, shareholders will be asked to approve the Company’s previously announced subscription and repurchase agreement with subsidiaries of Tencent Holdings Limited (“Tencent”) and the repurchase contemplated thereunder of 13,591,090 Class Z ordinary shares (including in the form of American depositary shares, or ADSs) for US$200 million, together with related authorizations. As previously announced, the repurchase and Tencent’s subscription for US$200 million aggregate principal amount of the Company’s convertible senior notes due 2031 are inter-conditional, and their completion remains subject to the requisite approval at the EGM.

Holders of record of the Company’s ordinary shares at the close of business on October 9, 2026 (Hong Kong time) are entitled to attend and vote at the EGM and any adjournment thereof. Holders of ADSs at the close of business on September 30, 2026 (New York time) who wish to exercise their voting rights for the underlying Class Z ordinary shares must act through the depositary of the Company’s American depositary share program, Deutsche Bank Trust Company Americas.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with “All the Videos You Like” as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and a frontier for promoting Chinese culture around the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

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